UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File No. 001-38885

ORGANIGRAM HOLDINGS INC.
(Translation of registrant's name into English)

35 English Drive
Moncton, New Brunswick, Canada E1E 3X3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Management’s Discussion and Analysis for the Three and Nine Months Ended May 31, 2019

99.2	Condensed Consolidated Interim Unaudited Financial Statements for the Three and Nine Months Ended May 31, 2019

99.3	Form 52-109F2 – Certification of Interim Filings of Chief Executive Officer dated July 15, 2019

99.4	Form 52-109F2 – Certification of Interim Filings of Chief Financial Officer dated July 15, 2019

99.5	News Release announcing results for the Three and Nine Months Ended May 31, 2019 dated July 15, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Paolo De Luca
Paolo De Luca
Chief Financial Officer

Date:   July 15, 2019